Exhibit 99.2

INDEX TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

QIWI plc

Interim condensed consolidated financial statements

(unaudited)

Report of independent registered public accounting firm	F-2
Interim condensed consolidated financial statements
Interim condensed consolidated statement of financial position as of December 31, 2019 and June 30, 2020	F-3
Interim condensed consolidated statement of comprehensive income for the six months ended June 30, 2019 and 2020	F-4
Interim condensed consolidated statement of cash flows for the six months ended June 30, 2019 and 2020	F-5
Interim condensed consolidated statement of changes in equity, for the six months ended June 30, 2019 and 2020	F-6
Notes to interim condensed consolidated financial statements	F-8

Report of independent registered public accounting firm

To the Shareholders and Board of Directors of Qiwi plc

Results of Review of Interim Financial Statements

We have reviewed the accompanying interim condensed consolidated statement of financial position of Qiwi plc and subsidiaries (“the Group”) as of June 30, 2020, the related interim condensed consolidated statements of comprehensive income for the six and three-month periods ended June 30, 2020 and 2019 and interim condensed consolidated statements of cash flows and changes in equity for the six -month periods ended June 30, 2020 and 2019, and the related notes (collectively referred to as the “interim financial statements”). Based on our reviews, we are not aware of any material modifications that should be made to the interim financial statements for them to be in conformity with International Financial Reporting Standards (IFRS).

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statement of financial position of the Group as of December 31, 2019, the related consolidated statements of comprehensive income, consolidated statements of cash flows and changes in equity for the year then ended, and the related notes (not presented herein); and in our report dated March 24, 2020, we expressed an unqualified audit opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated statement of financial position of the Group as of December 31, 2019, is fairly stated, in all material respects, in relation to the consolidated statement of financial position from which it has been derived.

Basis for Review Results

These interim financial statements are the responsibility of the Group’s management. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the SEC and the PCAOB. We conducted our review in accordance with the standards of the PCAOB. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the PCAOB, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

/s/ Ernst & Young LLC

Moscow, Russia

August 19, 2020

QIWI plc

Interim condensed consolidated statement of financial position

June 30, 2020

(in millions of rubles)

	Notes	As of December 31, 2019 (audited)	As of June 30, 2020 (unaudited)
Assets
Non-current assets
Property and equipment		2,346	2,238
Goodwill and other intangible assets	4	11,316	11,010
Investments in associates	13	1,118	1,357
Long-term debt securities and deposits	22	4,015	3,246
Long-term loans	6, 22	265	268
Other non-current assets		83	111
Deferred tax assets		217	225

Total non-current assets		19,360	18,455

Current assets
Trade and other receivables	7	6,162	4,853
Short-term loans	6	11,419	3,360
Short-term debt securities and deposits	22	1,136	1,059
Prepaid income tax		259	93
Other current assets	9	917	928
Cash and cash equivalents	8	42,101	33,629
Assets held for sale	4	123	6,596

Total current assets		62,117	50,518

Total assets		81,477	68,973

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital		1	1
Additional paid-in capital		1,876	1,876
Share premium		12,068	12,068
Other reserves		2,576	2,600
Retained earnings		10,557	12,305
Translation reserve		289	431

Total equity attributable to equity holders of the parent		27,367	29,281
Non-controlling interests		70	60

Total equity		27,437	29,341

Non-current liabilities
Long-term debt	12	1,545	1,451
Long-term lease liabilities	14	1,017	1,105
Long-term customer accounts	11	444	320
Other non-current liabilities		45	40
Deferred tax liabilities		749	922

Total non-current liabilities		3,800	3,838

Current liabilities
Trade and other payables	10	27,295	24,283
Customer accounts and amounts due to banks	11	21,519	9,556
Short-term lease liabilities	14	340	385
VAT and other taxes payable		184	131
Other current liabilities	9	902	522
Liabilities directly associated with the assets held for sale	4	—	917

Total current liabilities		50,240	35,794

Total equity and liabilities		81,477	68,973

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of comprehensive income

June 30, 2020

(in millions of rubles)

		Unaudited
		Three months ended	Six months ended	Three months ended	Six months ended
	Notes	June 30, 2019 (restated)*		June 30, 2020
Revenue:		9,234	17,794	10,114	19,955

Payment processing fees		7,543	14,490	7,796	15,731
Interest revenue calculated using the effective interest rate	15	805	1,397	707	1,433
Fees from inactive accounts and unclaimed payments		471	916	501	991
Other revenue	15	415	991	1,110	1,800

Operating costs and expenses:		(6,524)	(12,627)	(6,376)	(13,785)

Cost of revenue (exclusive of items shown separately below)	16	(3,948)	(7,475)	(3,679)	(7,946)
Selling, general and administrative expenses	17	(897)	(1,699)	(629)	(1,522)
Personnel expenses		(1,359)	(2,814)	(1,709)	(3,620)
Depreciation and amortization		(333)	(669)	(312)	(612)
Credit loss (expense)/recovery	6, 7, 8, 20	13	30	(1)	(19)
Impairment of non-current assets		—	—	(46)	(66)

Profit from operations		2,710	5,167	3,738	6,170

Share of gain/(loss) of an associate and a joint venture		8	(71)	107	239
Other income and expenses, net		6	55	(7)	(23)
Foreign exchange gain		132	773	798	471
Foreign exchange loss		(190)	(989)	(1,090)	(726)
Interest income and expenses, net		4	(11)	(31)	(61)

Profit before tax from continuing operations		2,670	4,924	3,515	6,070
Income tax expense	19	(527)	(1,000)	(708)	(1,232)

Net profit from continuing operations		2,143	3,924	2,807	4,838

Discontinued operations
Loss from discontinued operations	4	(459)	(913)	(970)	(1,402)

Net profit		1,684	3,011	1,837	3,436

Attributable to:
Equity holders of the parent		1,672	2,987	1,816	3,403
Non-controlling interests		12	24	21	33

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations		(46)	(227)	(33)	153
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax		—	—	40	32
Net gains recycled to profit or loss upon disposal		—	—	(25)	(47)
Total other comprehensive income/(loss), net of tax		(46)	(227)	(18)	138

Total comprehensive income, net of tax		1,638	2,784	1,819	3,574

Attributable to:
Equity holders of the parent		1,627	2,766	1,798	3,530
Non-controlling interests		11	18	21	44
Earnings per share:
Basic, profit attributable to ordinary equity holders of the parent		27.13	48.49	29.24	54.78
Diluted, profit attributable to ordinary equity holders of the parent		26.87	48.02	29.13	54.58
Earnings per share for continuing operations
Basic, profit from continuing operations attributable to ordinary equity holders of the parent		34.58	63.31	44.83	77.33
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent		34.25	62.70	44.67	77.04

*	Amounts do not correspond with the previously presented ones due to discontinued operations (please refer to Note 4)

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of cash flows

June 30, 2020

(in millions of rubles)

		Six months ended (unaudited)
	Notes	June 30, 2019	June 30, 2020
Operating activities
Profit before tax from continuing operations		4,924	6,070
Loss before tax from discontinued operations	4	(1,138)	(1,471)

Profit before tax		3,786	4,599
Adjustments to reconcile profit before tax to net cash flows:
Depreciation and amortization		690	650
Foreign exchange loss, net		216	255
Interest income, net	15	(1,289)	(1,595)
Credit loss expense	4, 6, 7, 8, 20	281	810
Share of (gain) / loss of an associate and a joint venture		71	(239)
Loss on forward contract to sell Sovest loans’ portfolio	4	—	658
Impairment of non-current assets		—	134
Share-based payments		256	48
Loss from initial recognition	17	91	13
Other		(10)	(28)
Working capital adjustments:
(Increase)/decrease in trade and other receivables		(281)	1,218
Increase in other assets		(35)	(37)
Increase/(decrease) in customer accounts and amounts due to banks		66	(12,441)
Decrease in accounts payable and accruals		(3,179)	(3,391)
Decrease in loans issued from banking operations		220	807

Cash received from/(used in) operations		883	(8,539)
Interest received		1,741	1,985
Interest paid		(144)	(332)
Income tax paid		(748)	(805)

Net cash flow received from/(used in) operating activities		1,732	(7,691)

Investing activities
Cash paid for acquisitions		(200)	(66)
Purchase of property and equipment		(291)	(90)
Purchase of intangible assets		(116)	(111)
Proceeds from sale of fixed and intangible assets		134	54
Loans issued		(345)	(11)
Repayment of loans issued		26	—
Purchase of debt securities and deposits		(2,468)	(2,358)
Proceeds from sale and redemption of debt instruments		1,412	3,230

Net cash flow (used in)/received from investing activities		(1,848)	648

Financing activities
Proceeds from borrowings		—	(102)
Payment of principal portion of lease liabilities		(142)	(46)
Dividends paid to owners of the Group	18	(1,122)	(1,630)
Dividends paid to non-controlling shareholders		(39)	(54)

Net cash flow used in financing activities		(1,303)	(1,832)
Effect of exchange rate changes on cash and cash equivalents		(945)	403

Net decrease in cash and cash equivalents		(2,364)	(8,472)
Cash and cash equivalents at the beginning of the period	8	40,966	42,101

Cash and cash equivalents at the end of the period	8	38,602	33,629

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity

June 30, 2020

(in millions of rubles, except per share data)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2019 (audited)		62,092,835	1	1,876	12,068	2,576	10,557	289	27,367	70	27,437

Profit for the period		—	—	—	—	—	3,403	—	3,403	33	3,436
Other comprehensive income:
Foreign currency translation		—	—	—	—	—	—	142	142	11	153
Debt instruments at FVOCI		—	—	—	—	(15)	—	—	(15)	—	(15)

Total comprehensive income		—	—	—	—	(15)	3,403	142	3,530	44	3,574

Share-based payments	23.4	—	—	—	—	48	—	—	48	—	48
Exercise of options		79,938	—	—	—	—	—	—	—	—	—
Dividends (27 RUR per share)	18	—	—	—	—	—	(1,655)		(1,655)		(1,655)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(54)	(54)
Other		—	—	—	—	(9)	—	—	(9)	—	(9)

Balance as of June 30, 2020 (unaudited)		62,172,773	1	1,876	12,068	2,600	12,305	431	29,281	60	29,341

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Interim condensed consolidated statement of changes in equity  (continued)

	Notes	Attributable to equity holders of the parent								Non-controlling interests	Total equity
		Share capital		Additional paid-in capital	Share premium	Other reserves	Retained earnings	Translation reserve	Total
		Number of shares issued and outstanding	Amount
Balance as of December 31, 2018 (audited)		61,451,513	1	1,876	12,068	2,097	9,091	513	25,646	60	25,706

Profit for the period		—	—	—	—	—	2,987	—	2,987	24	3,011
Foreign currency translation		—	—	—	—	—	—	(221)	(221)	(6)	(227)

Total comprehensive income		—	—	—	—	—	2,987	(221)	2,766	18	2,784

Share-based payments	23.4	—	—	—	—	256	—	—	256	—	256
Exercise of options		186,066	—	—	—	—	—	—	—	—	—
Dividends (18 RUR per share)		—	—	—	—	—	(1,125)	—	(1,125)	—	(1,125)
Dividends to non-controlling interests		—	—	—	—	—	—	—	—	(39)	(39)

Balance as of June 30, 2019 (unaudited)		61,637,579	1	1,876	12,068	2,353	10,953	292	27,543	39	27,582

The accompanying notes form an integral part of these interim condensed consolidated financial statements.

QIWI plc

Notes to interim condensed consolidated financial statements

1.	Corporate Information and description of business

The interim condensed consolidated financial statements of QIWI plc (hereinafter “the Company”) and its subsidiaries (collectively “the Group”) for the six months ended June 30, 2020 were authorized for issue on August 13, 2020.

The Company was registered on February 26, 2007 as a limited liability Company OE Investments in Cyprus under the Cyprus Companies Law, Cap. 113. The registered office of the Company is Kennedy 12, Kennedy Business Centre, 2nd Floor, P.C.1087, Nicosia, Cyprus. On September 13, 2010 the directors of the Company resolved to change the name of the Company from OE Investments Limited to QIWI Limited and later to QIWI plc.

Sergey Solonin is the ultimate controlling shareholder of the Group as of June 30, 2020.

Information on the Company’s principal subsidiaries is disclosed in Note 3.

2.	Basis of preparation and changes to the Group’s accounting policies

2.1. Basis of preparation

The interim condensed consolidated financial statements for the six months ended June 30, 2020 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The condensed consolidated financial statements are presented in Russian rubles (“RUB”) and all values are rounded to the nearest million (RUB (000,000)) except when otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s annual financial statements as of December 31, 2019.

2.2. New standards, interpretations and amendments adopted by the Group

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the adoption of new standards effective as of January 1, 2020. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

The following amended standards and interpretations became effective for the Group from January 1, 2020, but did not have any material impact on the Group:

•	Amendments to References to the Conceptual Framework in IFRS Standards (issued on March 29, 2018).

•	Amendments to IAS 1 and IAS 8: Definition of Material (issued on October 31, 2018).

•	Amendment to IFRS 3 Business Combinations (issued on October 22, 2018).

•	Amendments to IFRS 9, IAS 39 and IFRS 7: Interest Rate Benchmark Reform (issued in September, 2019).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.3. Changes in presentation

In 2019 the Group changed the presentation of its personnel and related costs by segregating it from cost of revenue and selling, general and administrative expenses in a separate line on the face of the financial statements. The reclassification was made to better reflect the nature and amount of these costs in the current business environment and in order to make the financial statements more comparable with industry peers.

	As originally presented	Reclassification		As reclassified
		Continued operations	Discontinued operations
For the six months ended June 30, 2019
Personnel expenses	—	(2,814)	(707)	(3,521)
Cost of revenue	(9,207)	1,347	286	(7,574)
Selling, general and administrative expenses	(4,297)	1,467	421	(2,409)
For the three months ended June 30, 2019
Personnel expenses	—	(1,359)	(341)	(1,700)
Cost of revenue	(4,753)	606	144	(4,003)
Selling, general and administrative expenses	(2,180)	753	197	(1,230)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

2.	Basis of preparation and changes to the Group’s accounting policies (continued)

2.4 Significant accounting judgments, estimates and assumptions

Significant accounting judgments, estimates and assumptions adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2019, except for the following:

The outbreak of coronavirus and associated responses from various countries around the world in 2020 have negatively affected consumer demand across the globe and across industries, and there is the potential for coronavirus and the responses to it to cause a global recession. One immediate effect of the coronavirus outbreak was a substantial plunge in the price of crude oil due to extended factory shutdowns and a fall in air travel and road transportation. As a result, the Russian ruble has significantly and abruptly depreciated against the U.S. dollar and euro. The full scope of the negative impact that coronavirus, corresponding lockdowns, the abrupt decline in oil prices and resulting exchange rate drop may have on the Russian economy remains unclear but has the potential to be very significant. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

Fair value of loans issued

The Group changed the estimate in relation to market rate used in measurement of fair value of its installment card loans issued that also used as the effective interest rate in calculating interest revenue. In prior periods such rate was assumed to be equal to prevailing consumer loans rate. Starting January 1, 2020, reliable data for an emerging market of similar installment loan products In Russia became available to a wide range of market participants. This change in estimate is applied prospectively starting January 1, 2020, and resulted in no recognition of loss from initial recognition for the six months ended June 30, 2020. If there were no changes in the estimate, the Group would have recognized the loss from initial recognition in the amount of 35 for the six months ended June 30, 2020. All transactions related to installment card loans for the purposes of these financial statements are presented as discontinued operations (Note 4).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

3.	Group structure

The interim condensed consolidated IFRS financial statements include the assets, liabilities and financial results of the Company and its subsidiaries. The subsidiaries are listed below:

		Ownership interest
Subsidiary	Main activity	As of December 31, 2019	As of June 30, 2020
JSC QIWI (Russia)	Operation of electronic payment kiosks	100%	100%
QIWI Bank JSC (Russia)	Maintenance of electronic payment systems, money transfer, consumer and SME financial services	100%	100%
QIWI Payments Services Provider Ltd (UAE)	Operation of on-line payments	100%	100%
QIWI International Payment System LLC (USA)	Operation of electronic payment kiosks	100%	100%
Qiwi Kazakhstan LP (Kazakhstan)	Operation of electronic payment kiosks	100%	100%
JLLC OSMP BEL (Belarus)	Operation of electronic payment kiosks	51%	51%
QIWI-M S.R.L. (Moldova)	Operation of electronic payment kiosks	51%	51%
QIWI ROMANIA SRL (Romania)	Operation of electronic payment kiosks	100%	100%
QIWI Management Services FZ-LLC (UAE)	Management services	100%	100%
Attenium LLC (Russia)	Management services	100%	100%
Postomatnye Tekhnologii LLC (Russia)	Logistic	100%	100%
Future Pay LLC (Russia)	Operation of on-line payments	100%	100%
Qiwi Blockchain Technologies LLC (Russia)	Software development	100%	100%
QIWI Shtrikh LLC (Russia)[1]	On-line cashbox production	51%	—
QIWI Platform LLC (Russia)	Software development	100%	100%
Factoring PLUS LLC (ex. QIWI Processing LLC (Russia)	Software development	100%	51%
ContactPay Solution (United Kingdom)	Operation of on-line payments	100%	100%
Rocket Universe LLC (Russia)	Software development	100%	100%
Billing Online Solutions LLC (Russia)	Software development	100%	100%
Flocktory Ltd (Cyprus)	Holding company	99%	99%
Flocktory Spain S.L. (Spain)	SaaS platform for customer lifecycle management and personalization	99%	99%
FreeAtLast LLC (Russia)	SaaS platform for customer lifecycle management and personalization	99%	99%
SETTE FZ-LLC (UAE)	Payment Services Provider	100%	100%
LALIRA DMCC (UAE)	Payment Services Provider	100%	100%
QIWI Finance LLC (Russia) [2]	Financing management	—	100%

Associate
JSC Tochka (Russia)	Digital services for banks	40%	40%

[1]	The entity was liquidated during 2020.
[2]	The entity was established during 2020

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Acquisitions, disposals and business combinations

Rocketbank wind down

In March 2020, the Board of Directors has decided to wind down the Rocketbank project and the Group is currently investigating the most efficient ways to reuse or dispose of the Rocketbank assets. The Rocketbank’s operations are not considered as discontinued until the liquidation is completed.

SOVEST disposal

In the second quarter of 2020 the Group made a decision to dispose its SOVEST project.

In June 2020, the Group entered into the framework Agreement and several related binding agreements to sell certain specific SOVEST project assets to an unrelated party. As a part of the transaction, the Group should assign the portfolio of SOVEST instalment card loans as well as transfer respective brands and domains. At 30 June 2020, SOVEST was classified as a disposal group held for sale and as a discontinued operation.

The framework Agreement to sell SOVEST loan portfolio became non-cancellable forward contract starting from June 18, 2020. The Group recognized liability under the forward contract as of 30 June 2020 at its estimated fair value of 658, which approximated the difference between carrying amount of the instalment card loans and cash consideration to be received as part of the transaction. The forward contract liability was presented in liabilities directly associated with assets held for sale in the consolidated statement of financial position. Fair value measurement disclosures are provided in Note 22.

The Group also recognized loss on fair valuation of the forward contract liability in amount of 658 in net loss from discontinued operations in the consolidated statement of comprehensive income.

As a part of the transaction, the Group was to dismiss most SOVEST employees and the buyer intends to extend job offers to certain SOVEST employees and obliges to reimburse to the Group corresponding redundancy costs, if any. The Group recognized related reimbursement asset and accrued personnel expenses in assets held for sale and in the liabilities directly associated with the assets held for sale in the consolidated statement of financial position.

The sale of SOVEST assets was completed in July 2020 for approximately RUB 6 billion, resulting in a pre-tax loss on disposal of approximately RUB 0,7 billion.

SOVEST project represents the entire Group’s Consumer Financial Services operating segment.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Acquisitions, disposals and business combinations (continued)

The results of the SOVEST project for the reporting periods are presented below:

	Three months ended	Six months ended	Three months ended	Six months ended
	June 30, 2019		June 30, 2020
Revenue:	332	710	466	1,235
Interest revenue calculated using the effective interest rate	109	313	161	495
Other revenue	223	397	305	740

Operating costs and expenses:	(904)	(1,848)	(733)	(2,044)

Cost of revenue (exclusive of items shown separately below)	(55)	(99)	(62)	(145)
Selling, general and administrative expenses	(333)	(710)	(66)	(401)
Personnel expenses	(341)	(707)	(229)	(601)
Depreciation and amortization	(11)	(21)	(19)	(38)
Credit loss expense	(164)	(311)	(289)	(791)
Impairment of non-current assets	—	—	(68)	(68)

Loss from operations	(572)	(1,138)	(267)	(809)

Loss on forward contract to sell Sovest loans’ portfolio	—	—	(658)	(658)
Interest income and expenses, net	—	—	(2)	(4)

Loss before tax from discontinued operations	(572)	(1,138)	(927)	(1,471)
Income tax benefit/(expense)	113	225	(43)	69

Net loss from discontinued operations	(459)	(913)	(970)	(1,402)

Earnings per share for discontinued operations
Basic, loss from discontinued operations attributable to ordinary equity holders of the parent	(7.45)	(14.82)	(15.59)	(22.55)
Diluted, loss from discontinued operations attributable to ordinary equity holders of the parent	(7.38)	(14.68)	(15.54)	(22.46)

Impairment of non-current assets

Immediately before the classification of SOVEST as discontinued operations, the recoverable amount was estimated for certain items of Intangible assets and impairment loss was identified and recognised in June 2020 in the amount of 68 to reduce the carrying amount of the assets in the disposal group to their fair values less cost to sell. This impairment of non-current assets was recognised in discontinued operations in the statement of profit or loss.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

4.	Acquisitions, disposals and business combinations (continued)

The major classes of assets and liabilities of the SOVEST project classified as held for sale as at June 30, 2020 are, as follows:

Amount
Assets
Loans issued	6,396
Reimbursement asset	200

Assets held for sale	6,596
Liabilities
Forward contract to sell Sovest loans’ portfolio	658
Accrued personnel expenses	183
Provision for undrawn credit commitments (Note 20)	76

Liabilities directly associated with assets held for sale	917

Net assets directly associated with disposal group	5,679

The net cash flows incurred by the SOVEST project are, as follows:

	Six months ended June 30, 2019	Six months ended June 30, 2020
Operating	(997)	822
Investing	(12)	(7)
Financing	—	(14)

Net cash (outflow)/inflow	(1,009)	801

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments

The Chief executive officer (CEO) and executive board of the Group is considered as the chief operating decision maker of the Group (CODM). In reviewing the operational performance of the Group and allocating resources, the CODM reviews selected items of each segment’s statement of comprehensive income.

In determining that the CODM was the CEO, the Group considered the CEO responsibilities as well as the following factors:

•

The CEO determines compensation of other executive officers while the Group’s board of directors approves corporate key performance indicators (KPIs) and total bonus pool for those executive officers. In case of underperformance of corporate KPIs a right to make a final decision on bonus pool distribution is left with the Board of directors (BOD);

•	The CEO is actively involved in the operations of the Group and regularly chairs meetings on key projects of the Group; and

•

The CEO regularly reviews the financial and operational reports of the Group. These reports primarily include segment net revenue, segment profit before tax and segment net profit for the Group as well as certain operational data.

The financial data is presented on a combined basis for all key subsidiaries and associates representing the segment net revenue, segment profit before tax and segment net profit. The Group measures the performance of its operating segments by monitoring: segment net revenue, segment profit before tax and segment net profit. Segment net revenue is a measure of profitability defined as the segment revenues less segment direct costs. The Group does not monitor balances of assets and liabilities by segments as the CODM considers they have no impact on decision-making.

The Group has identified its operating segments based on the types of products and services the Group offers. The CODM reviews segment net revenue, segment profit before tax and segment net profit separately for each of the following reportable segments: Payment Services, Consumer Financial Services and Rocketbank:

•	Payment Services (PS), operating segment that generates revenue through operations of the payment processing system offered to the Group’s customers through a diverse range of channels and interfaces;

•	Consumer Financial Services (CFS), operating segment that generates revenue through financial services rendered to individuals, currently presented by SOVEST installment card project;

•	Rocketbank (RB), operating segment that generates revenue through offering digital banking service including debit cards and deposits to retail customers.

For the purpose of management reporting, expenses related to corporate back-office operations were not allocated to any operating segment and are presented separately to the CODM. Results of other operating segments and corporate expenses are included in Corporate and Other (CO) category for the purpose of segment reporting.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Management reporting is different from IFRS, because it does not include certain IFRS adjustments, which are not analyzed by the CODM in assessing the operating performance of the business. The adjustments affect such major areas as share-based payments, expenses associated with filing the registration statement on Form F-3 for our major shareholders and related transaction expenses, foreign exchange gain/(loss) from revaluation of cash proceeds received from secondary public offering, the effect of disposal of subsidiaries and fair value adjustments, such as amortization and impairment, as well as non-recurring items that occur from time to time and are evaluated for adjustment as and when they occur. The tax effect of these adjustments is also excluded from management reporting.

The segments’ statement of comprehensive income for the six months ended June 30, 2020, as presented to the CODM are presented below:

	Six months ended June 30, 2020
	PS	CFS	RB	CO	Total
Revenue	17,816	1,126	1,125	1,123	21,190
Segment net revenue	10,718	1,003	532	846	13,099
Segment profit/(loss) before tax	7,525	(825)	(717)	(365)	5,618

Segment net profit/(loss)	6,294	(656)	(616)	(512)	4,510

The segments’ statement of comprehensive income for the three months ended June 30, 2020, as presented to the CODM are presented below:

	Three months ended June 30, 2020
	PS	CFS	RB	CO	Total
Revenue	8,828	486	688	578	10,580
Segment net revenue	5,397	437	509	496	6,839
Segment profit/(loss) before tax	3,801	(166)	86	(287)	3,434

Segment net profit/(loss)	3,243	(134)	44	(397)	2,756

The segments’ statement of comprehensive income for the six months ended June 30, 2019, as presented to the CODM are presented below:

	Six months ended June 30, 2019
	PS	CFS	RB	CO	Total
Revenue	16,438	587	613	866	18,504
Segment net revenue	9,994	501	(295)	730	10,930
Segment profit/(loss) before tax	7,420	(1,214)	(1,245)	(537)	4,424

Segment net profit/(loss)	6,194	(967)	(1,001)	(608)	3,618

The segments’ statement of comprehensive income for the three months ended June 30, 2019, as presented to the CODM are presented below:

	Three months ended June 30, 2019
	PS	CFS	RB	CO	Total
Revenue	8,569	328	338	331	9,566
Segment net revenue	5,158	283	(132)	254	5,563
Segment profit/(loss) before tax	3,840	(547)	(641)	(258)	2,394

Segment net profit/(loss)	3,206	(435)	(511)	(295)	1,965

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

Segment net revenue, as presented to the CODM, for the three and six months ended June 30, 2020 and 2019 is calculated by subtracting cost of revenue from revenue as presented in the table below:

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Revenue from continuing operations under IFRS	9,234	17,794	10,114	19,955
Revenue from discontinuing operations under IFRS (Note 4)	332	710	466	1,235
Cost of revenue from continuing operations	(3,948)	(7,475)	(3,679)	(7,946)
Cost of revenue from discontinuing operations (Note 4)	(55)	(99)	(62)	(145)

Total segments net revenue, as presented to CODM	5,563	10,930	6,839	13,099

A reconciliation of segment profit before tax as presented to the CODM to IFRS consolidated profit before tax of the Group, for the three and six months ended June 30, 2020 and 2019, is presented below:

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Consolidated profit before tax from continuing operations under IFRS	2,670	4,924	3,515	6,070
Consolidated loss before tax from discontinuing operations under IFRS (Note 4)	(572)	(1,138)	(927)	(1,471)

Fair value adjustments recorded on business combinations and their amortization	95	197	85	169
Impairment of non-current assets	—	—	114	134
Share-based payments	157	256	(11)	48
Expenses related to form F-3 filing	—	—	—	10
Loss on forward contract to sell Sovest loans’ portfolio	—	—	658	658
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	44	185	—	—

Total segments profit before tax, as presented to CODM	2,394	4,424	3,434	5,618

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

5.	Operating segments (continued)

A reconciliation of segment net profit as presented to the CODM to IFRS consolidated net profit of the Group, for the three and six months ended June 30, 2020 and 2019, is presented below:

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Consolidated net profit from continuing operations under IFRS	2,143	3,924	2,807	4,838
Consolidated net loss from discontinuing operations under IFRS (Note 4)	(459)	(913)	(970)	(1,402)

Fair value adjustments recorded on business combinations and their amortization	95	197	85	169
Impairment of non-current assets	—	—	114	134
Share-based payments	157	256	(11)	48
Expenses related to form F-3 filing	—	—	—	10
Loss on forward contract to sell Sovest loans’ portfolio	—	—	658	658
Foreign exchange (gain)/loss from revaluation of cash proceeds received from secondary public offering	44	185	—	—
Effect from taxation of the above items	(15)	(31)	73	55

Total segments net profit, as presented to CODM	1,965	3,618	2,756	4,510

Geographic information

Revenues from external customers are presented below:

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Russia	7,181	13,750	8,140	16,286
Other CIS	388	753	365	762
EU	868	1,716	710	1,384
Other	1,129	2,285	1,365	2,758

Total revenue from continued and discontinued operations	9,566	18,504	10,580	21,190

Revenue is recognized according to merchants’ or consumers’ geographic place. The majority of the Group’s non-current assets are located in Russia.

The Group has only one external customer the revenue from whom exceeded 10% of the Group’s total revenue and amounted to 11.1% for the six months ended June 30, 2020 (had no such customers for the six months ended June 30, 2019), and has no such customers for the three months ended June 30, 2020 (amounted to 10.04% for the three months ended June 30, 2019). This revenue was generated within the PS segment.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Long-term and short-term loans issued

As of June 30, 2020, long-term and short-term loans issued consisted of the following:

	Total as of June 30, 2020	Expected credit loss allowance	Net as of June 30, 2020
Long-term loans
Loans to legal entities	268	—	268

Total long-term loans	268	—	268

Short-term loans
Loans to legal entities	3,401	(41)	3,360

Total short-term loans	3,401	(41)	3,360

As of December 31, 2019, long-term and short-term loans consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance	Net as of December 31, 2019
Long-term loans
Loans to legal entities	265	—	265

Total long-term loans	265	—	265

Short-term loans
Loans to legal entities	3,467	(33)	3,434
Installment Card Loans	8,795	(810)	7,985

Total short-term loans	12,262	(843)	11,419

The amounts in the tables show the maximum exposure to credit risk regarding loans issued. The Group has no internal grading system of loans issued for credit risk rating grades analysis. Loans issued are not collateralized.

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2020, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2020	(229)	(120)	(494)	(843)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(123)	(210)	(488)	(821)
Transfers between stages	140	(8)	(132)	—
Reclassification to disposal group	212	338	1,073	1,623

ECL allowance as of June 30, 2020	—	—	(41)	(41)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

6.	Long-term and short-term loans issued (continued)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2020, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of April 1, 2020	(286)	(391)	(704)	(1,381)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	65	44	(392)	(283)
Transfers between stages	9	9	(18)	—
Reclassification to disposal group	212	338	1,073	1,623

ECL allowance as of June 30, 2020	—	—	(41)	(41)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the six months ended June 30, 2019, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of January 1, 2019	(216)	(120)	(517)	(853)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(81)	1	(213)	(293)
Transfers between stages	127	(7)	(120)	—

ECL allowance as of June 30, 2019	(170)	(126)	(850)	(1,146)

An analysis of the changes in the ECL allowances due to changes in corresponding gross carrying amounts for the three months ended June 30, 2019, was the following:

	Stage 1 Collective	Stage 2 Collective	Stage 3	Total
ECL allowance as of April 1, 2019	(203)	(149)	(622)	(974)
Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	26	21	(219)	(172)
Transfers between stages	7	2	(9)	—

ECL allowance as of June 30, 2019	(170)	(126)	(850)	(1,146)

As of June 30, 2020, and December 31, 2019, the Group had no overdue but not impaired loans.

7.	Trade and other receivables

As of June 30, 2020, trade and other receivables consisted of the following:

	Total as of June 30, 2020	Expected credit loss allowance/Provision for impairment	Net as of June 30, 2020
Cash receivable from agents	2,485	(156)	2,329
Deposits issued to merchants	1,767	(16)	1,751
Commissions receivable	136	(19)	117
Other receivables	455	(70)	385

Total financial assets	4,843	(261)	4,582

Advances issued	274	(3)	271

Total trade and other receivables	5,117	(264)	4,853

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

7.	Trade and other receivables (continued)

As of December 31, 2019, trade and other receivables consisted of the following:

	Total as of December 31, 2019	Expected credit loss allowance/Provision for impairment	Net as of December 31, 2019
Cash receivable from agents	2,947	(199)	2,748
Deposits issued to merchants	2,690	(12)	2,678
Commissions receivable	158	(21)	137
Other receivables	276	(56)	220

Total financial assets	6,071	(288)	5,783

Advances issued	380	(1)	379

Total trade and other receivables	6,451	(289)	6,162

The amounts in the tables show the maximum exposure to credit risk regarding Trade and other receivables. The Group has no internal grading system of Trade and other receivables for credit risk rating grades analysis. Receivables are non-interest bearing, except for agent receivables bearing, generally, interest rate of 20%-36% per annum and credit terms generally do not exceed 30 days. There is no requirement for collateral for customer to receive an overdraft.

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the six months ended June 30, 2020 and June 30, 2019, was the following:

	2019	2020
ECL allowance as of January 1,	(366)	(289)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	23	(18)
Amounts written off	72	43

ECL allowance as of June 30,	(271)	(264)

An analysis of the changes in the ECL allowances due to changes in the corresponding gross carrying amounts for the three months ended June 30, 2020 and June 30, 2019, was the following:

	2019	2020
ECL allowance as of April 1,	(303)	(269)

Changes because of financial instruments (originated or acquired)/ derecognized during the reporting period	18	(10)
Amounts written off	14	15

ECL allowance as of June 30,	(271)	(264)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

8.	Cash and cash equivalents

As of June 30, 2020, and December 31, 2019, cash and cash equivalents consisted of the following:

	As of December 31, 2019	As of June 30, 2020
Correspondent accounts with Central Bank of Russia (CBR)	3,261	925
Cash with banks and on hand	7,317	6,401
Short-term CBR deposits	30,500	8,780
Other short-term bank deposits	1,025	17,525
Less: Allowance for ECL	(2)	(2)

Total cash and cash equivalents	42,101	33,629

The Group held cash and cash equivalents in different currencies mainly in Russian rubles and U.S. dollars.

The amounts in the table show the maximum exposure to credit risk regarding cash and cash equivalents. The Group has no internal grading system of cash and cash equivalents for credit risk rating grades analysis.

Since 2017 the Company has a bank guarantee and secured it by a cash deposit of U.S.$ 2.5 mln until July 31, 2021.

9.	Other current assets and other current liabilities

9.1 Other current assets

As of June 30, 2020 and December 31, 2019, other current assets consisted of the following:

	As of December 31, 2019	As of June 30, 2020
Reserves at CBR*	611	580
Total other financial assets	611	580

Prepaid expenses	230	164
Other	76	184

Total other current assets	917	928

*

Banks are currently required to post mandatory reserves with the CBR to be held in non-interest bearing accounts. Starting from July 1, 2019, such mandatory reserves established by the CBR constitute 4.75% for liabilities in RUR and 8% for liabilities in foreign currency. The amount is excluded from cash and cash equivalents for the purposes of cash flow statement and does not have a repayment date.

The Group has no internal grading system of other current assets for credit risk rating grades analysis.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

9.2 Other current liabilities

As of June 30, 2020 and December 31, 2019, other current liabilities consisted of the following:

	As of December 31, 2019	As of June 30, 2020
Contract liability related to loyalty programs	607	61
Contract liability related to guarantees issued	199	365
Other	96	96

Total other current liabilities	902	522

10.	Trade and other payables

As of June 30, 2020, and December 31, 2019, the Group’s trade and other payables consisted of the following:

	As of December 31, 2019	As of June 30, 2020
Payables to merchants	12,116	12,470
Money remittances and e-wallets accounts payable	6,515	6,791
Deposits received from agents	6,246	2,776
Commissions payable	503	379
Accrued personnel expenses and related taxes	883	1,182
Provision for undrawn credit commitments (Note 20)	98	—
Other payables	934	685

Total trade and other payables	27,295	24,283

11.	Customer accounts and amounts due to banks

As of June 30, 2020, and December 31, 2019, customer accounts and amounts due to banks consisted of the following:

	As of December 31, 2019	As of June 30, 2020
Individuals’ current/demand accounts	11,553	1,863
Legal entities’ current/demand accounts	4,599	4,088
Term deposits	3,251	1,430
Due to banks	2,560	2,495

Total customer accounts and amounts due to banks	21,963	9,876

Including long-term deposits	444	320

Customer accounts and amounts due to banks bear interest of up to 4% (2019 – 6%).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

12.	Debt

As of June 30, 2020, and December 31, 2019, Group’s debt consisted of the following:

	Credit limit	Interest rate		Maturity	As of December 31, 2019	As of June 30, 2020
Current interest-bearing debt
Bank’ revolving credit facility	460	Up to 10	%*	December 31, 2020	—	—
Non-current interest-bearing debt
Bank’ revolving credit facility	2,000	8,5%		December 31, 2021	1,545	1,451

Total debt					1,545	1,451

Including long-term portion					1,545	1,451

*	the agreement stipulated the right of a lender to increase the interest rate in case the covenants are violated.

13.	Investment in associates

The Group has a single associate: JSC Tochka.

QIWI Group assesses its share in the entity at 45% according to its share in dividends and potential capital gains. The Group’s interest in JSC Tochka is accounted for using the equity method in the consolidated financial statements.

The following table illustrates summarized financial information of the Group’s investment in JSC Tochka associate:

	As of December 31, 2019	As of June 30, 2020
Associates’ statement of financial position:
Non-current assets	1,199	1,385
Current assets	2,019	2,640
including cash and cash equivalents	995	1,904
Non-current financial liabilities	(337)	(318)
Current liabilities	(397)	(692)
including financial liabilities	(314)	(571)

Net assets	2,484	3,015

Carrying amount of investment in associates (45%) of net assets	1,118	1,357

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

13.	Investment in associates (continued)

Associate’ revenue and net income for the three and six months ended June 30 was as follows:

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Revenue	1,332	2,050	1,625	3,380
Cost of revenues	(48)	(63)	(77)	(162)
Other income and expenses, net	(1,255)	(2,102)	(1,311)	(2,687)
including personnel expenses	(576)	(937)	(621)	(1,370)
including depreciation and amortization	(20)	(28)	(73)	(137)

Total net profit/(loss)	29	(115)	237	531

Group’s share (45%) of total net gain/(loss)	13	(52)	107	239

14.	Leases

The Group has commercial lease agreements of office buildings. The leases have an average life up to ten years. The contracts for a term of less than a year fall under the recognition exemption for being short-term leases. Total lease expense for the six months ended June 30, 2020 recognized under such contracts is 32 (six months 2019 – 151). Future minimum lease rentals under non-cancellable lease commitments for office premises for a term less than one year as of June 30, 2020 are 19 (December 31, 2019 – 32).

For long-term contracts, right-of-use assets and lease liabilities were recognized. Right-of-use assets are included into property and equipment. The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2020 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As of January 1, 2020	1,351	1,357
Additions	205	205
Disposals	(28)	(28)
Depreciation	(166)	—
Interest expense	—	63
Payments	—	(107)

As of June 30, 2020	1,362	1,490

Including short-term portion		385

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

14.	Leases (continued)

The change in the balances of Right-of-use assets and Lease liabilities for the six months ended June 30, 2019 was as follows:

	Right-of-use assets Office buildings	Lease liabilities
As at January 1, 2019	1,082	1,068
Additions	17	17
Depreciation	(187)	—
Interest expense	—	42
Payments	—	(184)

As at June 30, 2019	912	943

Including short-term portion		396

For the amount of rent expense recognized from short-term leases and variable lease payments for the three and six months ended June 30, 2020 and June 30, 2019 see note 17.

15.	Revenue

Other revenue for three and six months ended June 30 was as follows:

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Cash and settlement service fees	313	799	757	1,080
Services related fees	33	59	191	364
Other revenue	69	133	162	356

Total Other revenue	415	991	1,110	1,800

For the purposes of consolidated condensed statement of cash flow, “Interest income, net” includes both continued and discontinued operations and consists of the following:

	Six months ended
	June 30, 2019	June 30, 2020
Interest revenue calculated using the effective interest rate	(1,710)	(1,928)
Interest expense classified as part of cost of revenue	410	268
Interest income and expenses from non-banking loans classified separately in the consolidated statement of comprehensive income	11	65

Interest income, net, for the purposes of consolidated cash flow statement	(1,289)	(1,595)

16.	Cost of revenue

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Transaction costs	3,131	5,904	3,188	6,528
Cost of cash and settlement service fees	332	628	146	436
Interest expense	246	410	83	268
Other expenses	239	533	262	714

Total cost of revenue	3,948	7,475	3,679	7,946

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

17.	Selling, general and administrative expenses

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Advertising, client acquisition and related expenses	172	367	94	289
Tax expenses, except of income and payroll relates taxes	97	186	63	174
Advisory and audit services	102	221	140	292
Rent of premises	62	145	27	55
Expenses related to Tochka platform services	140	181	75	186
IT related services	96	176	90	182
Loss/(gain) from initial recognition, net	27	55	13	13
Expenses related to form F-3 filing	—	—	—	10
Other expenses	201	368	127	321

Total selling, general and administrative expenses	897	1,699	629	1,522

18.	Dividends paid and proposed

Dividends paid and proposed by the Group are presented below:

	Six months ended
	June 30, 2019	June 30, 2020
Proposed, declared and approved during the period: Six months ended June 30, 2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for Q1 2020: U.S.$ 8,699,680 or U.S.$ 0.14 per share		1,655
(Six months ended June 30, 2019: Interim dividend for Q1 2019: U.S.$ 17,252,078 or U.S.$ 0.28 per share)	1,125
Paid during the period: Six months ended June 30, 2020: Final dividend for 2019: U.S.$ 13,667,632 or U.S.$ 0.22 per share, Interim dividend for Q1 2020: U.S.$ 8,699,680 or U.S.$ 0.14 per share		1,630
(Six months ended June 30, 2019: Interim dividend for Q1 2019: U.S.$ 17,252,078 or U.S.$ 0.28 per share)	1,122
Proposed for approval (not recognized as a liability as of June 30): Three months ended June 30, 2020: Interim dividend for 2020: U.S.$ 20,517,015 or U.S.$ 0.33 per share		1,503
(Three months ended June 30, 2019: Interim dividend for 2019: U.S.$ 17,258,522 or U.S.$ 0.28 per share)	1,124
Dividends payable as of June 30:	—	—

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

19.	Income tax

The Company is incorporated in Cyprus under the Cyprus Companies Law, but the business activity of the Group and joint ventures is subject to taxation in multiple jurisdictions, the most significant of which include:

Cyprus

The Company is subject to 12.5% corporate income tax applied to its worldwide income.

The Company is exempt from the special contribution to the Defence Fund on dividends received from abroad.

The Company is also not paying special contribution to the Defence Fund on a deemed distribution since it generally distributes 70% of its accounting profits after tax within two years.

The Russian Federation

The Company’s subsidiaries incorporated in the Russian Federation are subject to corporate income tax at the standard rate of 15% applied to income received from Russia government bonds and 20% applied to their taxable income.

Withholding tax at the rate of 15% is applied to any dividends paid by the entities incorporated in Russia to the entities incorporated outside of Russia. Such withholding tax rate may be reduced to 5% or 10% under the available Double Tax Treaty (including Cyprus) if certain conditions stipulated thereto are met. Although the Group commonly seeks to claim treaty protection, there is a risk that the applicability of the reduced rate of 5% or 10% may be challenged by Russian tax authorities. As a result, there can be no assurance that the Company would be able to obtain a relief of the reduced withholding income tax rate under the available treaty in practice.

Based on the information available to management, starting from January 1, 2021 dividends paid by the entities incorporated in Russia to the entities incorporated in Cyprus will be taxed at the rate of 15% and reduced rates will no longer be available.

Republic of Kazakhstan

The Company’s subsidiary incorporated in Kazakhstan is subject to corporate income tax at the standard rate of 20% applied to their taxable income.

The major components of income tax in the interim consolidated statement of comprehensive income are:

	Three months ended June 30, 2019	Six months ended June 30, 2019	Three months ended June 30, 2020	Six months ended June 30, 2020
Current income tax expense	(594)	(1,086)	(493)	(1,066)
Deferred tax benefit/(expense)	67	86	(215)	(166)

Income tax expense for the period	(527)	(1,000)	(708)	(1,232)

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks

Operating environment

Russia’s economy has been facing significant challenges for the past few years due to the combined effect of various geopolitical, macroeconomic and other factors. It has demonstrated modest growth rates while the population’s purchasing power has decreased. Currently, consumer spending generally remains cautious and consumer confidence is far from its peaks. The modest recovery of the Russian economy in recent years has, however, again been put at risk by a series of events that started to enfold in the first half of 2020. The outbreak of coronavirus and associated responses from various countries around the world in early 2020 have negatively affected consumer demand across the globe and may also be potentially very significant for Russian economy. As a result of the challenging operating environment in Russia, the Group has experienced slower payment volume growth. Further adverse changes in economic conditions in Russia could adversely impact the Group’s future revenues and profits and cause a material adverse effect on its business, financial condition and results of operations.

A substantial part of the Russian population continues to rely on cash payments, rather than credit and debit card payments or electronic banking. The Group’s business has developed as a network of kiosks and terminals allowing consumers to use physical currency for online payments. While the Group has since largely outgrown that model, kiosks and terminals network remains a significant part of the Group’s infrastructure as a reload and client acquisition channel for Qiwi Wallet. Certain factors may further contribute to a decline in the use of kiosks and terminals, including regulatory changes, increases in consumer fees imposed by the agents and development of alternative payment channels.

Moreover, the financial services industry in which the Group operates with its payment services and other financial services that QIWI provides is highly competitive, and its ability to compete effectively is therefore of paramount importance. Any increase in competition by other market participants, or any shift of customer preferences in their favor due to any real or perceived advantages of their products, could result in a loss of consumers and harm to QIWI’s payment volume, revenue and margins.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Regulatory environment

Our business is impacted by laws and regulations that affect QIWI’s industry, the number of which has increased significantly in recent years. The Group is subject to a variety of regulations aimed at preventing money laundering and financing criminal activity and terrorism, financial services regulations, payment services regulations, consumer protection laws, currency control regulations, advertising laws, betting laws and privacy and data protection laws and therefore experience periodic investigations by various regulatory authorities in connection with the same, which may sometimes result in being imposed on QIWI.

In recent years, for example, the CBR has considerably increased the intensity of its supervision and regulation of the Russian banking sector. Qiwi Bank has been the subject of CBR investigations in the past that have uncovered various violations and deficiencies in relation to, among other things, reporting requirements, anti-money laundering, cybersecurity, compliance with applicable electronic payments thresholds requirements and other issues which management believes QIWI has generally rectified. However, there can be no assurance that certain sanctions will not be imposed on QIWI as a result of such or any other findings and that the Group will not come under greater CBR scrutiny in connection with any perceived deficiencies in its past conduct, or that any currently planned or future inspections will not result in discovery of any significant or minor additional violations of various banking regulations, and what sanctions the CBR would choose to employ against QIWI if this were to happen. Any such sanctions could have a material adverse effect on its business, financial condition and results of operations.

As part of its business operations, the Group provides payment processing services to a number of merchants in the betting industry. Processing payments to such merchants represents a significant portion of the Group’s revenues. Processing such payments generally carries higher margins than processing payments to merchants in most other categories. Moreover, the repayment of winnings by such merchants to customers also serves as an important and economically beneficial Qiwi Wallet reload channel and new customer acquisition tool. The Group’s operating results will continue to depend on merchants in the betting industry and their use of the Group’s services for the foreseeable future. The betting industry is subject to extensive and actively developing regulation in Russia, as well as increasing government scrutiny. In 2016 QIWI Bank established a TSUPIS together with one of the self-regulated associations of bookmakers in order to be able to accept such payments. If the Group is found to be in non-compliance with any of the requirements of the applicable legislation, it could not only become subject to fines and other sanctions, but could also have to discontinue to process transactions that are deemed to be in breach of the applicable rules and as a result lose associated revenue streams. Effective January 1, 2018, relevant legislation has been supplemented with the concept of government blacklisting of betting merchants that have been found to be in violation or allegedly are not in compliance with applicable Russian laws, and the requirement for credit institutions to block any payments to such blacklisted merchants.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Regulatory environment (continued)

The Group contracts with some of international merchants in U.S. dollars and other currencies such as Euros. Recently it started to encounter difficulties in conducting such transactions, even with respect to largest and most well-known international merchants, due to the refusal of an increasing number of the Group’s U.S. relationship banks and the correspondent U.S. banks of the Group’s non-U.S. relationship banks to service U.S. dollar payments. Even though the Group still maintains a number of U.S. dollar accounts with various financial institutions, at the same time the Group is already conducting a portion of U.S. dollar transactions with international merchants in other currencies, bearing additional currency conversion costs. No assurance can be given that such institutions or their respective correspondent banks in the U.S. will not similarly refuse to process the Group’s transactions, thereby further increasing the currency conversion costs that the Group has to bear or that international merchants will agree to accept payments in any currency, but the U.S. dollar in the future. If the Group is not able to conduct transactions in U.S. dollars, it may bear significant currency conversion costs or lose some merchants who will not be willing to conduct transactions in currencies other than the U.S. dollars, and the Group’s business, financial condition and results of operations may be materially adversely affected. Management can give no assurance that similar issues would not arise with respect to the Group’s transactions in other currencies, such as the Euro, which could have similarly adverse consequences.

Know-your-client requirements in Russia

The Group’s business is currently subject to know-your-client requirements established by Federal Law of the Russian Federation No. 115-FZ “On Combating the Legalization (Laundering) of Criminally Obtained Income and Funding of Terrorism”, dated August 7, 2001, as amended, or the Anti-Money Laundering Law. Based on the Anti-Money Laundering Law management distinguishes three types of consumers based on their level of identification, being anonymous, identified through a simplified procedure and fully identified. All these types of consumers face varying monetary and non-monetary restrictions in terms of the transactions they may perform and electronic money account balances they may hold, with fully identified consumers enjoying the most privileges. The restrictions on usage of anonymous e-wallets have been increasing lately including limitations on cash withdrawal and cash top up of anonymous e-wallets. The key difference between the simplified and the full identification procedures is that the simplified identification can be performed remotely. The remote identification requires the verification of certain data provided by consumers against public databases. Albeit the Group performs all necessary steps to collect data and performs the relevant identification procedures either personally or through such or additional public databases, the Group cannot guarantee that it will be able to collect all necessary data to perform the identification procedure in full or that the data the users provide it for the purposes of identification will not contain any mistakes or misstatements and will be correctly matched with the information available in the governmental databases. Thus, the current situation could cause the Group to be in violation of the identification requirements. In case management is forced not to use the simplified identification procedure until the databases are fully running or in case the identification requirements are further tightened, it could negatively affect the number of consumers and, consequently, volumes and revenues. Additionally, Russian anti-money laundering legislation is in a constant state of development and is subject to varying interpretations. If the Group is found to be in non-compliance with any of its requirements, it could not only become subject to fines and other sanctions, but could also have to discontinue to process operations that are deemed to be in breach of the applicable rules and lose associated revenue streams.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Risk of cybersecurity breach

The Group stores and/or transmits sensitive data, such as credit or debit card numbers, mobile phone numbers and other identification data, and the Company has ultimate liability to its customers for the failure to protect this data. The Company has experienced breaches of its security by hackers in the past, and breaches could occur in the future. In such circumstances, the encryption of data and other protective measures have not prevented unauthorized access and may not be sufficient to prevent future unauthorized access. Any breach of the system, including through employee fraud, may subject the Company to material losses or liability, including fines and claims for unauthorized purchases with misappropriated credit or debit card information, identity theft, impersonation or other similar fraud claims. A misuse of such sensitive data or a cybersecurity breach could harm the Group’s reputation and deter clients from using electronic payments as well as kiosks and terminals generally and any of the Group’s services specifically, increase operating expenses in order to correct the breaches or failures, expose the Group to uninsured liability, increase risk of regulatory scrutiny, subject the Group to lawsuits, result in the imposition of material penalties and fines by state authorities and otherwise materially adversely affect the Group’s business, financial condition and results of operations.

For more detailed disclose on operating environment and key risks please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

Taxation in Cyprus

As of today, there are no specific transfer pricing rules or transfer pricing documentation requirements in Cyprus with the exception of loans financed by debt. It is expected that the broader transfer pricing legislation will be introduced in Cyprus. Although the legislation was planned to be enacted during 2019, the draft law did not reach the Parliament on time and as such it is expected to be enacted during 2020 with effect from January 1, 2020 onwards. The transfer pricing rules are expected to capture all types of inter-company transactions and require the preparation of a Local and Master File as well as Summary Information Table in line with the OECD Transfer Pricing Guidelines (subject to the relevant thresholds).

Furthermore, on March 19, 2019 the Cypriot Ministry of Finance circulated, on March 19, 2019, a draft bill (the Bill) to transpose the European Union (EU) Directive 2018/822/EU of May 25, 2018 on the mandatory disclosure and exchange of cross-border tax arrangements (referred to as DAC6 or the Directive) into the Cypriot national legislation. The Bill will amend the existing Cypriot law on Administrative Cooperation in the field of Taxation. The Directive requires intermediaries (including EU-based tax consultants, banks and lawyers) and in some situations, taxpayers, to report certain cross-border arrangements (reportable arrangements) to the relevant EU member state tax authority. Cross-border arrangements will be reportable if they contain certain features (known as hallmarks). The hallmarks cover a broad range of structures and transactions. Determining if there is a reportable cross-border arrangement raises complex technical and procedural issues for taxpayers and intermediaries. The Company would review its policies and strategies for logging and reporting tax arrangements to ensure its compliance with the abovesaid obligations.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Taxation in Cyprus (continued)

Following the global trend on increase of substance requirements in various jurisdictions, starting from 2019 certain jurisdictions (including traditional offshore jurisdictions) implement legislation that requires companies registered in the relevant offshore jurisdiction to maintain actual substance on the territory of such jurisdictions, which may include, amongst others, the qualified personnel, premises located in the particular jurisdiction, reasonable expenses to support daily operation of the company.

It cannot be excluded that the Group might be subject to additional costs and/or tax liabilities resulted from the said requirements, which could have a material adverse effect on the Group’s business, financial condition and results of operations.

Taxation in the Russian Federation

Russian and the CIS’s tax, currency and customs legislation is subject to varying interpretations, and changes, which can occur frequently. For instance, introduction of the concept of beneficial ownership may result in the inability of the foreign companies within the Group to claim benefits under a double taxation treaty through structures which historically have benefited from double taxation treaty protection in Russia. Recent court cases demonstrate that the Russian tax authorities actively challenge application of double tax treaty benefits retroactively (i.e. prior to concept of beneficial ownership was introduced in the Russian Tax Code) on the grounds that double tax treaties already include beneficial ownership requirement to allow application of reduced tax rates or exemptions. In these cases the Russian tax authorities obtained relevant information by means of information exchange with the foreign tax authorities.

On November 27, 2017 the Federal Law No. 340-FZ introducing country-by-country reporting (“CbCR”) requirements was published. In accordance with the CbCR requirements, if the Group reaches the reporting threshold in Russia (over RUB 50 billion), or alternatively in any other jurisdiction of presence (e.g. in Cyprus, where the Decree issued by the Cyprus Minister of Finance on December 30, 2016 introduced a mandatory CbCR for multinational enterprise groups generating consolidated annual turnover exceeding EUR 750 million) the Group may be liable to submit relevant CbCR.

In addition, on November 24, 2016, the OECD published the multilateral instrument (“MLI”) which introduces new provisions to existing double tax treaties limiting the use of tax benefits provided thereof, e.g. by means of introduction of the “business purpose” test. To date the MLI has been ratified by Russia with respect to more than 71 double tax treaties signed by Russia with potential effective date of January 1, 2021. However, the double tax treaty between Russia and Cyprus is still not limited by the MLI since Cyprus has not ratified the MLI. Once Cyprus ratifies the MLI, Russia-Cyprus double tax treaty will be limited only by “business purpose” test. The concept of “unjustified tax benefit” was formulated in Resolution No. 53 issued by the Plenum of the Supreme Arbitrazh Court of the Russian Federation in 2006.

On July 19, 2017 anti-avoidance provisions were introduced into the Russian Tax Code and the Article 54.1 of the Russian Tax Code was adopted. Detecting and proving that taxpayers have gained unjustified tax benefits in their various operations will be a key focus of future tax audits of the Russian tax authorities. The tax authorities are developing new approaches to analysing and confirming that unjustified tax benefits have been gained.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Taxation in the Russian Federation (continued)

The existing Russian transfer pricing rules became effective from January 1, 2012. Under these rules the Russian tax authorities are allowed to make transfer-pricing adjustments and impose additional tax liabilities in respect of certain types of transactions. It is therefore possible that the Group entities established in Russia may become subject to transfer pricing tax audits by tax authorities in the foreseeable future.

There can be no assurance that the Russian Tax Code will not be changed in the future in a manner adverse to the stability and predictability of the Russian tax system. These factors, together with the potential for state budget deficits, raise the risk of the imposition of additional taxes on the Group. The introduction of new taxes or amendments to current taxation rules may have a substantial impact on the overall amount of the Group’s tax liabilities. There is no assurance that it would not be required to make substantially larger tax payments in the future, which may adversely affect the Group’s business, financial condition and results of operations.

For more detailed disclose on taxation please refer to the most recent annual report on Form 20-F and Financial Statements filed with the Securities and Exchange Commission.

Risk assessment

The Group’s management believes that its interpretation of the relevant legislation is appropriate and is in accordance with the current industry practice and that the Group’s currency, customs, tax and other regulatory positions will be sustained. However, it is possible that a taxation authority will accept an uncertain tax treatment and the maximum effect of additional losses, if the authorities were successful in enforcing their different interpretations, could be significant, and amount up to RUB 3.4 billion that was assessed by the Group as of June 30, 2020 (RUB 3 billion as of December 31, 2019).

Insurance policies

The Group holds no insurance policies in relation to its assets, operations, or in respect of public liability or other insurable risks. There are no significant physical assets to insure. Management has considered the possibility of insurance of business interruption in Russia, but the cost of it outweighs the benefits in management’s view.

Legal proceedings

In the ordinary course of business, the Group is subject to legal actions and complaints. Management believes that the ultimate liability, if any, arising from such actions or complaints will not exceed 130 and will not have an adverse effect on the financial condition of future operations of the Group.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

20.	Commitments, contingencies and operating risks (continued)

Pledge of assets

As of June 30, 2020, the Group pledged debt securities (government bonds) with the carrying amount of 4,305 (December 31, 2019 – 3,628) as collateral for bank guarantees issued on Group’s behalf to its major partners.

Guarantees issued

The Group issues financial and performance guaranties to non-related parties for the term up to six years at market rate. The amount of guaranties issued as of June 30, 2020 is 13,862 (as of December 31, 2019 – 8,545).

Credit related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Commitments to extend credit represent unused portions of credit limits of instalment card loans of both activated and not activated customers. Commitments to extend credit are contingent upon customers firstly activating their credit limits and further maintaining specific credit standards. Since the year 2019 the Group started to cancel the credit offer and cut the limits if the customer didn’t use the card within 120 days. Outstanding credit limits including credit limits not yet activated by the customers and related commitments as of June 30, 2020 comprised RUB 12,6 billion (RUB 26.8 billion as of December 31, 2019).

The amounts of credit limits comprise the maximum exposure to credit risk regarding credit related commitments. An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the six months ended June 30 was the following:

	2019	2020
ECL allowance as of January 1,	(84)	(98)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	(16)	22
Amounts written off	—	—
Reclassification to disposal group	—	76

ECL allowance as of June 30,	(100)	—

An analysis of changes in the ECL allowances due to change in corresponding gross carrying amounts for the three months ended June 30 was the following:

	2019	2020
ECL allowance as of April 1,	(101)	(73)

Changes because of financial instruments (originated or acquired)/derecognized during the reporting period	1	(3)
Amounts written off	—	—
Reclassification to disposal group	—	76

ECL allowance as of June 30,	(100)	—

The total outstanding contractual amount of unused limits on contingencies and commitments liability does not necessarily represent future cash requirements, as these financial instruments may expire or terminate without being funded. In accordance with instalment card service conditions the Group has a right to refuse the issuance, activation, reissuing or unblocking of an instalment card, and is providing an instalment card limit at its own discretion and without explaining its reasons. The Group also has a right to increase or decrease a credit card limit at any time without prior notice.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

21.	Balances and transactions with related parties

The following table provides the total amount of transactions that have been entered into with related parties during the six months ended June 30, 2020 and 2019, as well as balances with related parties as of June 30, 2020 and December 31, 2019:

	For the six months ended June 30, 2020		As of June 30, 2020
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	1	(256)	—	(34)
Key management personnel	—	(194)	—	(64)
Other related parties	1	(8)	—	(7)

	For the six months ended June 30, 2019		As of December 31, 2019
	Sales to/ income from related parties	Purchases/ expenses from related parties	Amounts owed by related parties	Amounts owed to related parties
Associates	105	(208)	—	(74)
Key management personnel	—	(99)	—	(83)
Other related parties	—	(13)	5	(1)

Benefits of key management and Board of Directors generally comprise of short-term benefits amounted to 199 during the six months ended June 30, 2020 (87—during the six months ended June 30, 2019) and share-based payments amounted to 5 loss during the six months ended June 30, 2020 (10—during the six months ended June 30, 2019).

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments

The Group’s principal financial instruments consisted of loans receivable, trade and other receivables, customer accounts and amounts due to banks, trade and other payables, cash and cash equivalents, long and short-term debt instruments and reserves at CBR. The Group has various financial assets and liabilities which arise directly from its operations. During the reporting period, the Group did not undertake trading in financial instruments.

The fair value of the Group’s financial instruments as of June 30, 2020 and December 31, 2019 is presented by type of the financial instrument in the table below:

		As of December 31, 2019		As of June 30, 2020
		Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Debt securities and deposits	AC	3,825	3,913	4,305	4,417
Debt securities and deposits	FVOCI	1,294	1,294	—	—
Long-term loans	AC	249	249	250	250
Long-term loans	FVPL	16	16	18	18

Total financial assets		5,384	5,472	4,573	4,685

Financial liabilities
Forward contract to sell Sovest loans’ portfolio	FVPL	—	—	658	658

Total financial liabilities		—	—	658	658

Financial instruments used by the Group are included in one of the following categories:

•	AC – accounted at amortized cost;

•	FVOCI – accounted at fair value through other comprehensive income;

•	FVPL – accounted at fair value through profit or loss.

Carrying amounts of cash and cash equivalents, short-term loans issued, short-term deposits placed, debt, accounts receivable and payable, reserves at CBR, lease liabilities, customer accounts and amounts due to banks approximate their fair values largely due to short-term maturities of these instruments.

Debt instruments of the Group mostly consist of RUB nominated government and high-quality corporate bonds with interest rate 7.0%—7.6% and maturity up to July 2022. Some of debt securities are pledged (Note 20).

Long-term loans generally represent RUB nominated loans to Russian legal entities and have a maturity up to seven years. For the purpose of fair value measurement of these loans the Group uses comparable marketable interest rate which is in range of 9-35%.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments (continued)

The following table provides the fair value measurement hierarchy of the Group’s financial instruments to be accounted or disclosed at fair value:

			Fair value measurement using
			Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Date of valuation	Total	(Level 1)	(Level 2)	(Level 3)
Assets accounted at fair value through profit or loss
Long-term loans	June 30, 2020	18	—	—	18
Assets for which fair values are disclosed
Debt securities and deposits	June 30, 2020	4,417	4,417	—	—
Long-term loans	June 30, 2020	250	—	—	250
Liabilities accounted at fair value through profit or loss
Forward contract to sell Sovest loans’ portfolio	June 30, 2020	658	—	658	—
Assets accounted at fair value through profit or loss
Long-term loans	December 31, 2019	16	—	—	16
Assets accounted at fair value through other comprehensive income
Debt securities and deposits	December 31, 2019	1,294	1,294	—	—
Assets for which fair values are disclosed
Debt securities and deposits	December 31, 2019	3,913	3,913	—	—
Long-term loans	December 31, 2019	249	—	—	249

There were no transfers between Level 1 and Level 2 fair value measurements and no transfers into or out of Level 3 fair value measurements during the six months ended June 30, 2020.

The Group uses the following IFRS hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

•	Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities;

•	Level 2: Other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly;

•	Level 3: Techniques that use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

With regard to the level 3 assessment of fair value, management believes that no reasonably possible change in any of the unobservable inputs would be sensitive for financial assets accounted at fair value.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

22.	Financial instruments (continued)

Valuation methods and assumptions

The fair value of the financial assets and liabilities are evaluated at the amount the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Long-term fixed-rate loans issued are evaluated by the Group based on parameters such as interest rates, terms of maturity, specific country and industry risk factors and individual creditworthiness of the customer.

23.	Share based payments

23.1. Option plans

As of June 30, 2020, the Group has the following outstanding option plans:

	2012 Employee Stock Option Plan (2012 ESOP)	2015 Restricted Stock Unit Plan (RSU Plan)	2019 Employee Stock Option Plan (2019 ESOP)
Adoption date	October, 2012	July, 2015	June, 2019
Type of shares	class B shares	class B shares	class B shares
Number of options or RSUs reserved	Up to 7 % of total amount of shares	Up to 2,100,000 shares	Up to 3,100,000 shares
Exercise price	Granted during:	Granted during:	Granted during:
	Year 2012: U.S.$ 13.65	Year 2016: n/a	Year 2019: U.S. $ 16.75
	Year 2013: U.S.$ 41.24—46.57	Year 2017: n/a	Year 2020: U.S. $ 13.70
	Year 2014: U.S.$ 34.09—37.89	Year 2018: n/a
	Year 2017: U.S.$ 23.94	Year 2019: n/a
Exercise basis	Shares	Shares	Shares
Expiration date	December 2020	December 2022	December 2026
Vesting period	Up to 4 years	Three vesting during up to 2 years	Two vesting during up to 4 years
Other major terms	The options are not transferrable	• The units are not transferrable	• The units are not transferrable
• All other terms of the units under 2015 RSU Plan are to be determined by the Company’s BOD or the CEO, if so resolved by the BOD, acting as administrator of the Plan

•  The Compensation Committee of the Board, acting as Administrator of the Plan, shall have the authority to adopt, amend and repeal such administrative rules, guidelines and practices relating to the Plan as it deems advisable.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

23.	Share based payments (continued)

In April 2018, QIWI plc established QIWI Employees Trust, which owns shares reserved for ESOP and RSU plans and transfers them to employees who exercise their options. The Trust is not a legal entity and major decisions relating to its activities are determined by QIWI plc. In these financial statements it is regarded as an extension of QIWI plc.

23.2. Changes in outstanding options

The following table illustrates the movements in share options during the six months ended June 30, 2020:

	As of December 31, 2019	Granted during the period	Forfeited during the period	Exercised during the period	As of June 30, 2020
2012 ESOP	1,153,775	—	(66,000)	(50,000)	1,037,775
2015 RSU Plan	365,723	—	(19,531)	(68,235)	277,957
2019 ESOP	930,000	350,000	—	—	1,280,000

Total	2,449,498	350,000	(85,531)	(118,235)	2,595,732

As of June 30, 2020, the Company has 2,317,775 options outstanding, of which 1,037,775 are vested and 1,280,000 are unvested, and 277,957 RSUs outstanding, of which 24,434 are vested and 253,523 are unvested.

The weighted average price for share options exercised under ESOP during the year was U.S. $13.65 and exercised under RSU during the reporting period was nil.

23.3. Valuations of share-based payments

The valuation of all equity-settled options granted are summarized in the table below:

Option plan/ Grant date	Number of options/ RSUs	Dividend yield, %	Volatility, %	Risk-free interest rate, %	Expec- ted term, years	Weighted average share price (U.S. $)	Weighted average fair value per option/ RSU (U.S. $)	Valuation method
2012 ESOP	4,128,521	0-5.03%	28%-49.85%	0.29%-3.85%	2-4	28.10	7.14	Black- Scholes- Merton
2015 RSU Plan	2,035,808	0-5.70%	40.65%-64.02%	2.89%-4.34%	0-2	15.26	14.56	Binominal
2019 ESOP	1,630,000	2.73%- 5.70%	41.12%-65,47%	0.24%-1.94%	0-4	19.28	6.01	Black- Scholes- Merton

The forfeiture rate used in valuation models granted during the period is from nil to 10%. It is based on historical data and current expectations and is not necessarily indicative of forfeiture patterns that may occur. The expected volatility reflects the assumption that the historical volatility over a period similar to the life of the options is indicative of future trends, which may not necessarily be the actual outcome.

QIWI plc

Notes to interim condensed consolidated financial statements (continued)

23.	Share based payments (continued)

23.4. Share-based payment expense

The amount of expense arising from equity-settled share-based payment transactions for the six months ended June 30, 2020 was 48 (the six months ended June 30, 2019 – 256).

24.	Events after the reporting date

Dividends distribution

On August 13, 2020 the Board of Directors of the Company approved dividends of U.S.$ 20,517,015 (equivalent of 1,503).